SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 39)



Nashua Corporation
(Name of Issuer)

Common Stock Par Value $1.00 Per Share
(Title of Class of Securities)


631226107
(CUSIP Number)

Peter D. Goldstein
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


January 29, 2007
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.



CUSIP No. 631226107
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Funds, LLC
	I.D. NO.  13-4044523
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

383,200  (Item 5)


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

383,200  (Item 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

383,200  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.79%
14

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA

CUSIP No.631226107
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Asset Management Inc.
	I.D. NO.  13-4044521
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
   00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

692,161  (Item 5)


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

712,161  (Item 5)

10




SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

712,161  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.63%
14

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IA, CO
CUSIP No. 631226107
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Teton Advisors, Inc.
	I.D. NO.  13-4008049
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
  WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

 57,500  (Item 5)


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

57,500  (Item 5)

10




SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,500  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.02%
14

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IA, CO
CUSIP No. 631226107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MJG Associates, Inc.
	I.D. NO.  06-1304269
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY


4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Connecticut

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

 8,000     (Item 5)


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

 8,000       (Item 5)

10




SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 8,000      (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.14%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 CO
CUSIP No. 631226107
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GGCP, Inc.
	I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
     None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

 None


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

 NONE

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO
CUSIP No. 631226107
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Investors, Inc.
	I.D. NO.  13-4007862
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS
     None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

None


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

NONE

10




SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO


CUSIP No. 631226107
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
     None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

None


8



SHARED VOTING POWER

NONE


9



SOLE DISPOSITIVE POWER

NONE

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
		This Amendment No. 39 to Schedule 13D on the Common Stock of Nashua
Corporation  (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended  ( the "Schedule 13D" ), which was originally filed on June 12, 1990.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.		Identity and Background
This statement is being filed by Mario J. Gabelli ("Mario
Gabelli") and various entities which he
directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation ("LICT"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
		The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed
Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
		(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GAMCO Investors, Inc. ("GBL"),
Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"),
Teton Advisors, Inc. ("Teton Advisors"), Gabelli Securities, Inc. ("GSI"),
Gabelli & Company, Inc. ("Gabelli & Company"), MJG Associates, Inc. ("MJG
Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, and LICT.
Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
		GGCP makes investments for its own account and is the parent company of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
		GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers
Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
		GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.  As a part of its business, GSI may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the general partner or investment manager of a number of funds or partnerships, including Gabelli
Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE
Partners, L.P., and Gabelli Multimedia Partners, L.P.  GSI and Marc Gabelli own
45% and 55%, respectively, of Gabelli Securities International Limited
("GSIL"). GSIL provides investment advisory services to offshore funds and
accounts.   GSIL is an investment advisor of Gabelli International Gold Fund
Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.
		Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-
dealer registered under the Securities Exchange Act of 1934, as amended ("1934
Act"), which as a part of its business regularly purchases and sells securities for its own account.
		Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the
Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth
Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli
Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income
Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO
Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global
Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International
Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The
GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue
Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value
Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli
Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The
Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal
Fund, and The Gabelli Healthcare & Wellness Rx Trust (collectively, the
"Funds"), which are registered investment companies.
		Teton Advisors, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm
Fund, The GAMCO Westwood Income Fund and The GAMCO Westwood Small Cap Fund.
		MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder,
director and employee of MJG Associates.   MJG Associates is the Investment
Manager of Gabelli International Limited, Gabelli International II Limited and
Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli
Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the
President, a Trustee and the
Investment Manager of the Foundation.
		 LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry.  LICT actively pursues new business ventures and acquisitions.  LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities.  Mario J. Gabelli is a director, and substantial shareholder of LICT.
		Mario Gabelli is the majority stockholder and Chief Executive
Officer of GGCP and Chairman and Chief Executive Officer of GBL.  GGCP is the
majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO.
GBL is also the majority stockholder of GSI and the largest shareholder of
Teton Advisors.  Gabelli & Company is a wholly-owned subsidiary of GSI.
		The Reporting Persons do not admit that they constitute a group.
		GGCP, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580.  Gabelli Funds is
a New York limited liability company having its principal business office at
One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut
corporation having its principal business office at 140 Greenwich Avenue,
Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a
Delaware corporation having its principal place of business at 401 Theodore
Fremd Avenue, Rye, New York 10580.
		For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 3.		Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
		The Reporting Persons used an aggregate of approximately $815,221 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GAMCO and Gabelli Funds used approximately $572,553 and $234,586, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients. Teton Advisors used approximately $8,082 of funds of investment advisory clients to purchase the additional Securities reported by it.

Item 5.		Interest In Securities Of The Issuer
		Item 5 to Schedule 13D is amended, in pertinent part, as follows:
		(a) The aggregate number of Securities to which this Schedule 13D relates is 1,160,861 shares, representing 20.58% of the 5,640,636 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended September 28, 2007. The Reporting Persons beneficially own those Securities as follows:

Name

Shares of
Common Stock
% of Class of
Common
Gabelli Funds

383,200
6.79%
GAMCO
712,161
12.63%

MJG Associates

8,000

0.14%

Teton Advisors

57,500

1.02%

		Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company. GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 20,000 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.


Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	February 1, 2008

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.



By:/s/ Douglas R. Jamieson
		Douglas R. Jamieson
		Attorney-in-Fact


GABELLI FUNDS, LLC
TENTON ADVISORS, INC.




By:/s/ Bruce N. Alpert
		Bruce N. Alpert
		Chief Operating Officer - Gabelli Funds, LLC.
 	     	President - Teton Advisors, Inc.




GAMCO ASSET MANAGEMENT INC.
GAMCO INVESTORS, INC.



By:/s/ Douglas R. Jamieson
		Douglas R. Jamieson
		President & Chief Operating Officer - GAMCO Investors, Inc. President - GAMCO Asset Management Inc.















        Schedule I
     Information with Respect to Executive
 Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., Teton Advisors, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.
























GGCP, Inc.
Directors:

	Vincent J. Amabile

Business Consultant

	Mario J. Gabelli

Chief Executive Officer of GGCP, Inc., and
Chairman & Chief Executive Officer of GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli
Funds, LLC; Chief Executive Officer of LICT
Corporation.

	Marc J. Gabelli

Chairman of LGL Corporation

	Matthew R. Gabelli

Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580

	Charles C. Baum

Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

	Douglas R. Jamieson

See below

	Joseph R. Rindler, Jr.

Account Executive for GAMCO Asset Management Inc.
               Fredric V.
Salerno
Chairman; Former Vice Chairman and Chief Financial
Officer
Verizon Communications

Vincent Capurso
Vice President Taxes, Barnes & Noble, Inc.

Vincent S. Tese

Former Director GAMCO Investors, Inc.


Officers:

	Mario J. Gabelli
 Chief Executive Officer and Chief Investment
Officer

	Michael G. Chieco
Chief Financial Officer, Secretary



GAMCO Investors, Inc.
Directors:


               Edwin L.
Artzt




Raymond C. Avansino



              Richard L.
Bready

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
Reno, NV 89501

Chairman and Chief Executive Officer
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903

	Mario J. Gabelli

               John D.
Gabelli
See above

Senior Vice President


               Eugene R.
McGrath

Former Chairman and Chief Executive Officer
Consolidated Edison, Inc.

               Robert S.
Prather




President & Chief Operating Officer
Gray Television, Inc.
4370 Peachtree Road, NE
Atlanta, GA 30319
Officers:

	Mario J. Gabelli

Chairman and Chief Executive Officer

Douglas R. Jamieson

Henry G. Van der Eb

Diane LaPointe

Kieran Caterina

President and Chief Operating Officer

Senior Vice President

Acting Co-Chief Financial Officer

Acting Co-Chief Financial Officer


GAMCO Asset Management Inc.
Directors:


	Douglas R. Jamieson
	Regina M. Pitaro
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Investment Officer - Value Portfolios



	Douglas R. Jamieson

John Piontkowski

               Chistopher
J. Michailoff
President

Chief Operating Officer & Chief Financial Officer

General Counsel and Secretary

Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer - Value Portfolios
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer




Teton Advisors, Inc.
Directors:


	Bruce N. Alpert
               Douglas R.
Jamieson

See above
See above
Officers:


	Bruce N. Alpert
President




Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022


               Douglas R.
Jamieson


President


Officers:


	Douglas R. Jamieson

               Christopher J.
Michailoff

               Kieran Caterina
See above

Secretary

Chief Financial Officer


Gabelli & Company, Inc.
Directors:


	James G. Webster, III
See Above

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.


Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds




LICT Corporation
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Mario J. Gabelli

See above - GGCP, Inc.


Glenn Angelillo
P.O. Box 128
New Canaan, CT 06840


              Alfred W. Fiore
The Ross Companies
1270 Avenue of the Americas
New York, NY 10020-1703


	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022


Gary L. Sugarman

Chief Executive Officer
Richfield Associates
400 Andrews Street
Rochester, NY 14604
Officers:


	Mario J. Gabelli

Chairman
	Robert E. Dolan

Interim President and Chief Executive Officer,
Chief Financial Officer

	Thomas J. Hearity

General Counsel